SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          Marine Transport Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.50
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   567912 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Louis J. Bevilacqua, Esq., Cadwalader, Wickersham & Taft,
                       100 Maiden Lane, New York, NY 10038
                                 (212) 504-6000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 6, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

                         (Continued on following pages)

                                                 (Page 1 of 8 Pages)

CUSIP NO. 567912 10 0.

                                  SCHEDULE 13D

----------------------                            ------------------------------

CUSIP No. 567912 10 0                             Page 2 of 8  Pages
----------------------                            ------------------------------



------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       Kenneth E. Jones
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a)|_| (b)|x|
-
------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       OO

------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               404,149
     NUMBER OF
                      -------- -------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY               0
      OWNED BY
                      -------- -------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER
     REPORTING                 404,149
       PERSON
                      -------- -------------------------------------------------
        WITH          10       SHARED DISPOSITIVE POWER
                               0

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         404,149

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN

-------- -----------------------------------------------------------------------

                                                  ------------------------------

                                                  Page 3 of 8  Pages
                                                  ------------------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       Signe Kim Lauridsen-Jones
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a)|_| (b)|x|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       OO

------ -------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               326,666

     NUMBER OF        -------- -------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY               0
      OWNED BY
                      -------- -------------------------------------------------
        EACH          9        SOLE DISPOSITIVE POWER
     REPORTING                 326,666
       PERSON
                      -------- -------------------------------------------------
        WITH          10       SHARED DISPOSITIVE POWER
                               0

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         326,666

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN

-------- -----------------------------------------------------------------------

                                                               Page 4 of 8 Pages


Item 1. Security and Issuer. 4

     This statement relates to shares of common stock, $.50 par value per share (the "Common Stock"), of Marine Transport Corporation, formerly known as OMI Corp. (the "Company"). The Corporation's principal executive office is located at 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

Item 2. Identity and Background.

     (a) This statement is being filed by Kenneth E. Jones and Signe Kim Lauridsen-Jones (each a "Reporting Person" and together the "Reporting Persons").

          (b)      The  address of each  Reporting  Person  is:  Seahawk
                   Ranch,   22495  Cabrillo  Highway,   Half  Moon  Bay,
                   California 94019.

          (c) Mr. Jones present principal occupation is: Chief Executive Officer of Globe Wireless, Inc. with a principal place of business in Foster City, CA. Ms. Lauridsen-Jones' occupation is: Attorney, with a principal place of business at Seahawk Ranch, 22495 Cabrillo Highway, Half Moon Bay, California 94019.

          (d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)      Each Reporting Person is a citizen of the
                           United States.

                                                               Page 5 of 8 Pages


Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Jones acquired 5,000 shares of the common stock of Marine Transport Lines, Inc. ("MTL") in a private transaction using personal funds more than five years ago. Pursuant to an Acquisition Agreement dated as of September 15, 1997 by and among OMI Corp., Universal Bulk Carriers, Inc., MTL and the stockholders of MTL party thereto, Mr. Jones exchanged his 5,000 shares of common stock of MTL for 21,492 shares of OMI Corp. common stock. Immediately thereafter OMI Corp. changed its name to Marine Transport Corporation and effected a 10 for 1 reverse stock split (the "Reverse Stock Split"). After giving effect to the Reverse Stock Split, Mr. Jones is currently the beneficial owner of 2,149 shares of Common Stock.

     More than five years ago, The Joanne C. Lauridsen Trust (the "Joanne Lauridsen Trust") acquired 20,000 shares of OMI Corp. common stock in open market transactions for cash. After giving effect to the Reverse Stock Split, the Joanne Lauridsen Trust holds 2,000 shares of Common Stock. Mr. Jones is a trustee of the Joanne Lauridsen Trust and therefore may be deemed to be the beneficial owner of the shares owned by such trust.

     On July 14, 1998, the Seahawk Investment Trust (the "Seahawk Trust") acquired 30,000 shares of the Common Stock in the open market for cash at a price of $2.375 per share. Mr. Jones and Ms. Lauridsen-Jones are the trustees of the Seahawk Trust and therefore may each be deemed to be the beneficial owner of the shares owned by such trust.

     On July 14, 1998, the Seahawk Ranch Irrevocable Trust (the "Seahawk Ranch Trust" and collectively with the Seahawk Trust and the Joanne Lauridsen Trust, the "Trusts") acquired 30,000 shares of the Common Stock in open market transactions for cash at a price of $2.375 per share. Mr. Jones is a trustee of the Seahawk Ranch Trust and therefore may be deemed to be the beneficial owner of the shares owned by such trust.

     On July 15, 1998, the Seahawk Ranch Trust acquired 10,000 shares of Common Stock in open market transactions for cash at a price of $2.312 per share.

     On July 16, 1998, the Seahawk Trust acquired 30,000 shares of the Common Stock in open market transactions for cash at a price of $2.1325 per share.

     On July 20, 1998, the Seahawk Ranch Trust acquired 33,334 shares of the Common Stock in open market transactions at a price of $2.062 per share.

     On July 27, 1998, the Seahawk Trust acquired 66,666 shares of Common Stock in open market transactions for cash at a price of 2.0625 per share.

     On August 6, 1998, the Seahawk Trust acquired 200,000 shares of the Common Stock in open market transactions for cash at a price of $2.0625 per share.

                                                               Page 6 of 8 Pages


Item 4. Purpose of Transaction.

     The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may purchase additional shares of the Common Stock in the open market or in private transactions on their own behalf or on behalf of any of the Trusts.

Item 5. Interest in Securities of the Issuer.

     (a) As of August 14, 1998, the Corporation had issued and outstanding 5,892,605 shares of Common Stock.

     Mr. Jones is the beneficial owner of 404,149 shares of the Common Stock or 6.9% of the outstanding shares of Common Stock. As a trustee of the Seahawk Trust, Ms. Lauridsen-Jones may be deemed to be beneficial owner 326,666 shares of the Common Stock or 5.5% of the outstanding shares of Common Stock.

     (b) Mr. Jones has the sole power to vote, or to direct the vote of, 404,149 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 404,149 shares of Common Stock. Ms. Lauridsen-Jones has the sole power to vote, or to direct the vote of, 326,666 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 326,666 shares of Common Stock.

     (c) See Item 3.

     (d) Except for the Trusts and their beneficiaries, neither of the Reporting Persons knows of any other person who has the the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Corporation.

Item 7. Material to Be Filed as Exhibits.

     None.

                                                               Page 7 of 8 Pages


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 1998


                                                   /s/ Kenneth E. Jones
                                                   -----------------------------
                                                   Kenneth E. Jones


                                                   /s/ Signe Kim Lauridsen-Jones
                                                   -----------------------------
                                                   Signe Kim Lauridsen-Jones